Exhibit (a)(5)(iv)
Liberty Global Announces Increase in the Maximum Purchase Price and Extension of Expiration of
Dutch Auction Self-Tender Offers for Shares of Its Series A Common Stock and Series C Common Stock
Denver, Colorado — April 3, 2007: Liberty Global, Inc. (“Liberty Global”) (NASDAQ: LBTYA, LBTYB, LBTYK) announced that it is increasing the maximum purchase price and decreasing the number of shares sought in its previously announced modified “Dutch Auction” tender offers for shares of its Series A and Series C common stock. Liberty Global is now offering to purchase up to 7,142,857 shares of its Series A common stock at a maximum price per share not greater than $35.00. Previously, Liberty Global offered to purchase up to 8,064,516 shares of its Series A common stock at a price per share not greater than $31.00 nor less than $28.20. Liberty Global is now offering to purchase up to 7,656,968 shares of its Series C common stock at a maximum price per share not greater than $32.65. Previously, Liberty Global offered to purchase up to 8,517,888 shares of its Series C common stock at a price per share not greater than $29.35 nor less than $26.25. The lower end of the range of prices offered in each tender offer remains the same, as does the maximum aggregate purchase price of $500 million. In addition, Liberty Global is extending the tender offer period from 5:00 p.m., New York City time on April 3, 2007, until 5:00 p.m., New York City time on April 19, 2007.
All stockholders will be receiving a Supplement to the Offer to Purchase and new Letters of Transmittal for Series A common stock and Series C common stock, as applicable. Stockholders who have already tendered shares and indicated that they would accept the final price for Series A common stock or Series C common stock, as applicable, determined by Liberty Global in the tender offers, and who do not wish to change that direction, do not need to take any action in response to the extension. Stockholders who have already tendered shares at a specified price must deliver a new Letter of Transmittal to the Depositary.
A total of 30,595 shares of Series A common stock and 48,985 shares of Series C common stock have been deposited under the tender offers as of 5:00 p.m. on April 2, 2007, including shares subject to guaranteed delivery.
The information agent for the tender offers is D.F. King & Co., Inc. The depositary is Computershare Shareholder Services, Inc. For questions and information please contact the information agent toll free at (800) 207-3158.
This press release is for informational purposes only and does not constitute an offer to buy, or the solicitation of an offer to sell, any shares. The supplement to the previously delivered offer to purchase, including complete instructions on how to tender shares, along with the amended letters of transmittal and related materials, are expected to be mailed to stockholders on or about April 5, 2007. Stockholders should carefully read the previously distributed offer to purchase, as amended and restated on March 30, 2007, the supplement to the offer to purchase, the amended letters of transmittal and other related materials when they are available because they will contain important information. Stockholders may obtain free copies, when available, of the tender offer documents filed by Liberty Global with the U.S. Securities and Exchange Commission at the commission’s website at www.sec.gov. Stockholders also may obtain a copy of these documents, without charge, from D.F. King & Co., Inc., the information agent for the tender offers, by calling toll free 1-800-207-3158. Stockholders are urged to read these materials carefully prior to making any decision with respect to either or both tender offers.
About Liberty Global, Inc.
Liberty Global is the leading international cable operator offering advanced video, voice, and Internet access services to connect its customers to the world of entertainment, communications and information. As of December 31, 2006, Liberty Global operated state-of-the-art broadband communications networks that served approximately 14 million customers in 16 countries (excluding Belgium) principally located in Europe,

Japan, Chile, and Australia. Liberty Global’s operations also include significant media and programming businesses such as Jupiter TV in Japan and Chellomedia in Europe.
For more information, please visit www.lgi.com or contact:

Christopher Noyes	Hanne Wolf
Investor Relations — Denver 303.220.6693	Corporate Communications — Denver 303.220.6678

Iván Nash Vila	Bert Holtkamp
Investor Relations — Europe +41 44 277 9738	Corporate Communications — Europe +31 20 778 9447